Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.comm

August 20, 2013

Angela McHale
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prime Acquisition Corp. Schedule TO-I Filed: August 12, 2013 File No.: 005-86162

Dear Ms. McHale:

On behalf of our client, Prime Acquisition Corp. (the “Company”), we hereby provide a response to an oral comment issued on August 20, 2013 (the “Staff’s Comment”) regarding the Company’s Schedule TO-I filed August 12, 2013 (the “Schedule TO”).

The Staff pointed out that the executed audit opinions for the financial statements were not included in the Schedule TO. We hereby confirm that such audit opinions were delivered prior to the filing of the Schedule TO and inadvertently omitted from the Schedule TO. We are providing copies of such opinions supplementally as Exhibits A1-A3 hereto. The Company undertakes to include such executed audit opinions in the next amendment to the Schedule TO filed with the Staff.

Please call me at 212 407-4866 is you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner

Los Angeles          New York          Chicago          Nashville          Washington, DC          Beijing          Hong Kong          www.loeb.com

A limited liability partnership including professional corporations

Angela McHale August 20, 2013 Page 2

Exhibit A1:

Bell Group Audit Report

Tel: +39 0229062098 Fax: +39 026575867 www.bdo.it	Largo Augusto, 8 20122 Milano e-mail: milano@bdo.it

To the quotaholders of Ellegi S.r.l.

To the quotaholders of GSI S.r.l.

We have audited the accompanying combined financial statements of Ellegi S.r.l. and GSI S.r.l. (together with their subsidiaries Magfin S.r.l., Dieci Re S.r.l., Delfin S.r.l. and Sim S.r.l. – “Bell Group”) which comprise the combined statements of financial position as at December 31, 2012, December 31, 2011 and January 1, 2011, and the combined statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management responsibility for the combined financial statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of Bell Group as at December 31, 2012, December 31, 2011 and January 1, 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Milan, August 7, 2013

BDO S.p.A.

Maurizio Vanoli (Partner)

Bari, Bologna, Brescia, Cagliari, Firenze, Genova, Milano, Napoli, Padova, Palermo, Pescara, Potenza, Roma, Torino, Verona

BDO S.p.A. – Sede Legale: Largo Augusto, 8 – 20122 Milano – Capitale Sociale Euro 100.000 i.v.

Codice Fiscale, Partita IVA e Registro Imprese di Milano n. 01795620150 - R.E.A. Milano 779346 - Iscritta all’Albo Speciale CONSOB delle Società di Revisione

BDO S.p.A., società per azioni italiana, è membro di BDO International Limited, società di diritto inglese (company limited by guarantee), e fa parte della rete internazionale BDO, network di società indipendenti.

Angela McHale August 20, 2013 Page 3

Exhibit A2

Seba Audit Report

Tel: +39 0229062098 Fax: +39 026575867 www.bdo.it	Largo Augusto, 8 20122 Milano milano@bdo.it

The Sole Director of

Seba S.r.l.

We have audited the accompanying statement of revenue and certain expenses of the Seba S.r.l. Portfolio (the Portfolio) for the year ended December 31, 2012. This statement is the responsibility of management. Our responsibility is to express an opinion of this statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Portfolio is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolio’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission, as described in Note 2 to the statement of revenue and certain expenses. It is not intended to be a complete presentation of the Portfolio’s revenue and expenses.

In our opinion, the statement of revenue and certain expenses referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 2 of the Seba S.r.l. Portfolio for the year ended December 31, 2012, in conformity with International Accounting Standards and International Financial and Reporting Standards as issued by the International Accounting Standards Board.

Milan, August 1, 2013

Bari, Bologna, Brescia, Cagliari, Firenze, Genova, Milano, Napoli, Padova, Palermo, Pescara, Potenza, Roma, Torino, Verona

BDO S.p.A. – Sede Legale: Largo Augusto, 8 – 20122 Milano – Capitale Sociale Euro 100.000 i.v.

Codice Fiscale, Partita IVA e Registro Imprese di Milano n. 01795620150 - R.E.A. Milano 779346 - Iscritta all’Albo Speciale CONSOB delle Società di Revisione

BDO S.p.A., società per azioni italiana, è membro di BDO International Limited, società di diritto inglese (company limited by guarantee), e fa parte della rete internazionale BDO, network di società indipendenti.

Angela McHale August 20, 2013 Page 4

Exhibit A3

Nova Audit Report

Tel: +39 0229062098 Fax: +39 026575867 www.bdo.it	Largo Augusto, 8 20122 Milano milano@bdo.it

The Sole Director of

Nova S.r.l.

We have audited the accompanying statement of revenue and certain expenses of the Nova S.r.l. Portfolio (the Portfolio) for the year ended December 31, 2012. This statement is the responsibility of management. Our responsibility is to express an opinion on this statement based on our audit

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Portfolio is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolio’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission, as described in Note 2 to the statement of revenue and certain expenses. It is not intended to be a complete presentation of the Portfolio’s revenue and expenses.

In our opinion, the statement of revenue and certain expenses referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 2 of the Nova S.r.l. Portfolio for the year ended December 31, 2012, in conformity with International Accounting Standards and International Financial and Reporting Standards as issued by the International Accounting Standards Board.

Milan, August 1, 2013

Bari, Bologna, Brescia, Cagliari, Firenze, Genova, Milano, Napoli, Padova, Palermo, Pescara, Potenza, Roma, Torino, Verona

BDO S.p.A. – Sede Legale: Largo Augusto, 8 – 20122 Milano – Capitale Sociale Euro 100.000 i.v.

Codice Fiscale, Partita IVA e Registro Imprese di Milano n. 01795620150 - R.E.A. Milano 779346 - Iscritta all’Albo Speciale CONSOB delle Società di Revisione

BDO S.p.A., società per azioni italiana, è membro di BDO International Limited, società di diritto inglese (company limited by guarantee), e fa parte della rete internazionale BDO, network di società indipendenti.